PRICING TERM SHEET	file no. 333-157459
Dated December 16, 2009	filed pursuant to rule 433
Concurrent Offerings of:
5,396,825,397 Shares of Common Stock, $0.01 par value
by Citigroup Inc. (the “Common Stock Offering”),
and
35,000,000 7.50% T-DECS
(the “T-DECS Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the T-DECS Offering and should be read together with (i) the preliminary prospectus dated December 14, 2009 relating to the T-DECS Offering, including the documents incorporated by reference therein and (ii) the base prospectus dated February 20, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-157459. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus.

Company:	Citigroup Inc.

Company Stock Ticker:	New York Stock Exchange “C”

Trade Date:	December 16, 2009

Closing Price on December 16, 2009:	$3.45

Settlement Date:	December 22, 2009

Common Stock Offering

Title of Securities:	Common stock, $0.01 par value, of the Company

Shares Offered:	5,396,825,397 (or a total of 6,206,349,207 if the underwriters exercise their option to purchase up to 809,523,810 additional shares of the Company’s common stock in full).

Public Offering Price:	$3.15 per share / approximately $17 billion total (excluding the underwriters’ over-allotment option to purchase from the Company up to 809,523,810 additional shares of the Company’s common stock).

Underwriting Discounts and Commissions:	$0.07875 per share / approximately $425 million total (excluding the underwriters’ over-allotment option to purchase from the Company up to 809,523,810 additional shares of the Company’s common stock).

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $16.575 billion (or approximately $19.061 billion if the underwriters exercise their option to purchase up to 809,523,810 additional shares of the Company’s common stock in full), after deducting the underwriters’ discount payable by the Company but before the Company’s offering expenses.

Concessions:	The Company has been advised by the representative that the underwriters propose to offer part of the Common Stock directly to the public at the Public Offering Price set forth above and part to certain dealers at the Public Offering Price less a selling concession not to exceed $0.04725 per share of Common Stock.

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Manager:	Morgan Stanley & Co. Incorporated

T-DECS Offering

Title of Securities:	Tangible Dividend Enhanced Common Stock (“T-DECS”)

Stated Amount:	Each T-DECS has a stated amount of $100

Number of T-DECS Offered:	35,000,000

Composition of T-DECS:	Each T-DECS is a unit comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a junior subordinated amortizing note due December 15, 2012 issued by the Company (each, an “Amortizing Note”), which has an initial principal amount of $20.284 per Amortizing Note, bears interest at a rate of 6.15% per annum and a scheduled final installment payment date of December 15, 2012. This interest rate will be the rate at which U.S. Holders (as defined in the preliminary prospectus relating to the T-DECS offering) will be required to accrue interest income on the Amortizing Notes on a constant-yield basis.

Aggregate Principal Amount of Amortizing Notes:	$709,940,000

Reference Price:	$3.15 (which is the Public Offering Price in the Common Stock Offerings)

Threshold Appreciation Price:	$3.94 (which represents appreciation of approximately 25% over the Reference Price)

Minimum Settlement Rate:	25.3968 shares of the Company’s common stock (subject to adjustment), equal to the $100 Stated Amount, divided by the Threshold Appreciation Price

Maximum Settlement Rate:	31.7460 shares of the Company’s common stock (subject to adjustment), equal to the $100 Stated Amount, divided by the Reference Price

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly installments of $1.875 per Amortizing Note, which in the aggregate will be equivalent to a 7.50% cash payment per year with respect to each $100 Stated Amount of T-DECS. Each installment will constitute a payment of interest (at a rate of 6.15% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth on the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
March 15, 2010	$1.441	$0.288
June 15, 2010	$1.585	$0.290
September 15, 2010	$1.610	$0.265
December 15, 2010	$1.634	$0.241
March 15, 2011	$1.660	$0.215
June 15, 2011	$1.685	$0.190
September 15, 2011	$1.711	$0.164
December 15, 2011	$1.737	$0.138
March 15, 2012	$1.764	$0.111
June 15, 2012	$1.791	$0.084
September 15, 2012	$1.819	$0.056
December 15, 2012	$1.847	$0.028

Public Offering Price:	$100 per T-DECS / $3.5 billion total.

Underwriting Discount:	$2.50 per T-DECS / $87.5 million total.

Estimated Net Proceeds to the Company from the T-DECS Offering:	The net proceeds from the sale of T-DECS in the T-DECS Offering will be approximately $3.413 billion, after deducting the underwriters’ discount payable by the Company but before offering expenses payable by the Company.

Concessions and Discounts:	The Company has been advised by the underwriters that they propose to offer part of the T-DECS directly to the public at the Public Offering Price set forth above and part of the T-DECS to certain dealers at the Public Offering Price set forth above less a concession of $1.50 for each T-DECS.

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Manager:	Morgan Stanley & Co. Incorporated

Listing:	The Company will apply to list the T-DECS on the New York Stock Exchange under the symbol “CPRH,” and the Company expects trading on the New York Stock Exchange to begin within 30 days after the T-DECS are first issued.

CUSIP for the T-DECS:	172967 416

ISIN for the T-DECS:	US1729674168

CUSIP for the Purchase Contracts:	172967 390

ISIN for the Purchase Contracts:	US1729673905

CUSIP for the Amortizing Notes:	172967 FB2

ISIN for the Amortizing Notes:	US172967FB26

Fair Market Value of T-DECS:	The Company has determined that the fair market value of each Amortizing Note is $20.284 and the fair market value of each purchase contact is $79.716.

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
	December 22,	December 15,	December 15,	December 15,
Stock Price	2009	2010	2011	2012
$1.00	29.2009	30.2782	31.4081	31.7460
$2.00	26.5527	27.6004	29.3430	31.7460
$2.50	25.8554	26.6896	28.1419	31.7460
$3.00	25.4080	26.0654	27.1550	31.7460
$3.15	25.3070	25.9221	26.9180	31.7460
$3.25	25.2477	25.8348	26.7738	30.7692
$3.50	25.1246	25.6477	26.4510	28.5714
$3.75	25.0253	25.5036	26.1926	26.6667
$3.94	24.9653	25.4099	26.0255	25.3968
$4.00	24.9517	25.3821	25.9771	25.3968
$4.50	24.8485	25.2131	25.6714	25.3968
$5.00	24.7899	25.1126	25.4886	25.3968
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•	if the stock price is less than $1.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.
The maximum number of shares of Common Stock deliverable under a Purchase Contract is 31.7460, subject to adjustment in the same manner as the fixed settlement rates as set forth in the preliminary prospectus under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates.”

Citigroup Inc. has filed a registration statement (including a preliminary prospectus dated December 14, 2009 and a base prospectus dated February 20, 2009) with the Securities and Exchange Commission for the offerings to which this communication relates. Before you invest, you should read the prospectuses to which this communication relates and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.
This communication should be read in conjunction with the preliminary prospectus dated December 14, 2009 and the base prospectus dated February 20, 2009. The information in this communication supersedes the information in the preliminary prospectus and the base prospectus to the extent inconsistent with the information therein.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
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